INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	February 7, 2017

Invictus MD announces binding LOI to acquire 100% of a Late Stage Applicant under Health Canada’s ACMPR

VANCOUVER, BC, February 7, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that on February 6, 2017 it had entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of a Late Stage Applicant (the “OptionCo”) under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) from its current shareholders (the “Vendors”). In early January 2017, OptionCo had its Pre-license inspection from Health Canada and expects to receive a license to cultivate under the ACMPR in short order.

OptionCo has built 60,000 square feet of secured perimeter for its current production facility located on 150 acres (the “Property”), which is expected to have production capacity of up to 6,000 kg per annum. OptionCo has already submitted plans for additional buildings on the Property including a 30,000 square foot facility. Assuming OptionCo receives the requisite regulatory approval to cultivate, OptionCo has future expansion plans on the 150 acre Property to establish itself as a leader in the Canadian cannabis industry.

The Option will be exercisable at the sole option of Invictus MD within 30 days after OptionCo receives its license to cultivate under the ACMPR. The exercise price of the Option will be payable as follows: (i) cash payment of $4 million CDN to the Vendors; (ii) issuing to the Vendors within 10 business days of exercising the Option, 21 million common shares of Invictus MD; and (iii) issuing to the Vendors 3 million warrants with an exercise price of $1.50 per warrant, of which: 1 million warrants will expire in 6 months following the date the Option is exercised; 1 million warrants will expire in 12 months following the date the Option is exercised, and 1 million warrants will expire in 18 months following the date the Option is exercised.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Subject to completion of satisfactory due diligence, Invictus MD intends to enter into a definitive option agreement on or before February 24, 2017.

“Once the option to acquire a 100% interest in OptionCo is exercised, along with the previously acquired interest in AB Laboratories, a licensed producer under the ACMPR, Invictus MD will have significant land holdings for cannabis cultivation in Canada to meet the significant demand. From day one, Invictus MD has viewed acquiring production capacity under the ACMPR as a key driver to increasing shareholder value”, said Dan Kriznic, Chairman and CEO of Invictus MD. According to a recent report from the consulting firm Deloitte “Recreational Marijuana – Insights and Opportunities”, the Canadian retail cannabis market is projected to be between $4.9 billion and $8.7 billion annually. In that same report, Deloitte further estimates that satisfying the recreational cannabis market will mean producing 600,000 kilograms of marijuana annually - far more than the existing licensed producers under the ACMPR grow for medicinal purposes.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,

Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the definitive agreement with OptionCo, the proposed exercise of the Option and acquisition of OptionCo, the potential production capacity of the Property and OptionCo’s expectations to receive a a cultivation license under the ACMPR are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will be satisfied with its due diligence on OptionCo, that the Company will obtain stock exchange and all other applicable regulatory approvals of the proposed Option, that the Company will raise sufficient funds to exercise the Option, that OptionCo will abide by and pass all regulations and inspections required under the ACMPR and be issued a cultivation license and that Health Canada will approve the required facilities to meet the anticipated production capacity of the Property. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned; the timing and receipt of requisite approvals and failure of the Company to raise sufficient funds to exercise the Option; OptionCo will not abide by and pass all regulations and inspections required to be issued a cultivation license under the ACMPR and Health Canada will not approve the required facilities to meet the anticipated production capacity of the Property. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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